UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 19, 2013

YANDEX N.V.

Laan Copes van Cattenburch 52

The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated February 19, 2013, announcing the Company’s results for the fourth quarter and the full year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 19, 2013	By:	/S/ ARKADY VOLOZH
Arkady Volozh
Chief Executive Officer

	By:	/S/ ALEXANDER SHULGIN
Alexander Shulgin
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Yandex N.V. dated February 19, 2013 announcing the results for the fourth quarter and the full year ended December 31, 2012